Exhibit 99.4

ADDENDUM 1 TO REGISTRATION RIGHTS AGREEMENT

Addendum 1 ("Addendum") to the Registration Rights Agreement of October 2, 2005 (the “RRA”), effective as of October 6, 2005, by and among Commtouch Software Ltd., a corporation organized under the laws of the State of Israel, with headquarters located at 1A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel (the "Company"), and the buyers under the RRA (each, a "Buyer", and collectively, the "Buyers").

Whereas the parties signed the RRA concurrent with the signing of a Securities Purchase Agreement on October 2, 2005; and

Whereas the parties are interested in modifying the form of Registration Delay Payments, as defined under the RRA;

Now, therefore, the parties, intending to be legally bound, hereby agree as follows:

1.	Section 2e of the RRA is modified and superseded by the following new Section 2e:

Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement. If (i) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement is (A) not filed with the SEC on or before the respective Filing Deadline or (B) not declared effective by the SEC on or before the respective Effectiveness Deadline or (ii) on any day after such Registration Statement has been declared effective by the SEC sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined in Section 3(n)) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or to register a sufficient number of Ordinary Shares) then, as sole and exclusive relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying Ordinary Shares, the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount, fifty percent of which shall be payable in cash and fifty percent of which shall be payable in unregistered Ordinary Shares, as liquidated damages and not as a penalty, equal to 1.5% (one and a half percent) per calendar month or a proportionate amount for a partial month of the aggregate purchase price paid by the Investor for the Ordinary Shares. The amount payable in Ordinary Shares shall be based on a per share price of $0.50. The payments to which a holder shall be entitled pursuant to this Section 2(e) are referred to herein as "Registration Delay Payments." Registration Delay Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Registration Delay Payments are incurred and (II) the third Business Day after the event or failure giving rise to the Registration Delay Payments is cured. The maximum Registration Delay Payments payable hereunder shall be $187,500 and 375,000 Ordinary Shares, to be issued by the Company for no additional consideration pro rata among the Investors based on the number of Registrable Securities held by each Investor. In the event the Company fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest payable in cash only at the rate of 1.5% per month (prorated for partial months) until paid in full. The Company undertakes to include the Ordinary Shares on behalf of Registration Delay Payments in the first available registration statement filing that the Company undertakes subsequent to the occurrence of a registration delay hereunder.

2.	All remaining terms in the Agreement RRA not otherwise amended and superseded by this Addendum shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Addendum to be executed by the undersigned being duly authorized as of the Effective Date detailed above.

COMPANY:	BUYERS:
COMMTOUCH SOFTWARE LTD. By:_______________________ Name: Gideon Mantel Title: Chief Executive Officer	AVIV RAIZ By:_______________________ Name: Title:
DS-APEX HOLDINGS LTD. By:_______________________ Name: Title:
YUVALIM PENSION FUND LTD. By:_______________________ Name: Title:
ILAN RAVIV By:_______________________ Name: Title:
YEHUDA KEREN By:_______________________ Name: Title: